EXHIBIT 99.1

Neptune Responds to Aker's Continued Attempts to Deflect Attention From Its Sustained Patent Infringement

LAVAL, Quebec, May 15, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces that the United States Patent and Trademark Office ("USPTO") recently issued a NON-FINAL Action Closing Prosecution (the "ACP") in a re-examination of Neptune's Patent No. 8,030,348 ("the '348 patent").

Aker BioMarine ("Aker"), in yet another clear attempt to shift focus from its ongoing infringement of multiple Neptune patents, issued a press release addressing the re-examination. However Aker neglected to disclose that the USPTO's decision to reject Neptune's claims regarding composition of matter was only one procedural step in the long process of re-examination. Neptune will have the opportunity to submit additional arguments stating its position before the USPTO renders a final decision. "There are unresolved issues still outstanding, including new information filed by Aker that Neptune has not had the procedural opportunity to rebut," highlighted Benoit Huart, Director of Legal Affairs at Neptune. "We strongly believe that once this information is rebutted, the USPTO will be better placed to confirm our position."

The announcement of the non-final decision by the USPTO has no impact on the U.S. International Trade Commission's (ITC) investigation instituted this past April. The ITC operates independently of the USPTO, and in any event the '348 patent is not included as part of the ITC's investigation of alleged patent infringement by Aker and other competitors.  Neptune remains undeterred and confident in its legal strategy and will continue to aggressively defend its intellectual property.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm, in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com